

July 30, 2010

Mr. Gregory Ray
Chief Financial Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard
Elgin, IL 60123

     **Re:**    **Heritage-Crystal Clean, Inc.**
             **Form 10-K for the Fiscal Year Ended January 2, 2010**
             **Form 10-Q for the Fiscal Quarter Ended March 27, 2010**
             **Definitive Proxy Statement on Schedule 14A**
             **File No. 001-33987**

Dear Mr. Ray:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2010

Item 1. Business, page 4
Environmental Compliance/Health and Safety, page 10

1.     We note your disclosure in the last risk factor on page 16. In future filings, please provide the disclosure required by Item 101(c)(1)(xii).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Liquidity and Capital Resources, page 40

2.     We note your disclosure in the second paragraph of your entry into an amendment to your credit facility on December 14, 2009. We further note that you filed the agreement as Exhibit 10.1 to a Form 8-K filed on December 18, 2009 but you did not file the corresponding exhibits and schedules. Please amend the Form 8-K to provide a

complete, executed copy of the agreement, including all schedules and exhibits.  In future filings, please also file this agreement as an exhibit to your Form 10-K.

Item 8.  Financial Statements and Supplementary Data, page 45
Consolidated Statements of Operations, page 49

3.      Please revise future annual and quarterly filing to include the loss on disposal of fixed assets - net before the sub-total for operating income as required by ASC 360-10-45-5.

Note 1 – Organization and Nature of Operations, page 52

4.      You disclosed that industrial real estate and equipment you previously leased were purchased and recorded at cost.  In this regard, please better explain to us your statement that "the underlying leases that are associated with the bulk storage tanks were recorded at fair market value" and tell us the amount you allocated to these leases.  Additionally, please tell us the amounts you generated from leasing these storage tanks during fiscal 2009 and during each of the first two quarters of fiscal 2010, tell us how these amounts are recorded in your financial statements, and tell us how you determined that no related lease disclosures are required.

Note 2 – Summary of Significant Accounting Policies, page 52
Revenue Recognition, Sales Tax, Cost of Sales and Operating Costs, page 53

5.      Please revise future filings to clarify, if still accurate, and as noted in your letter dated August 3, 2007 that:
*   you view the recovery and ultimate sale of reuse solvent as a reduction in the net cost of solvent needed to perform the services you provided to customers;
*   reuse solvents are recorded in inventory at net realizable value (which is always less than original cost) when received back from customer sites, with a corresponding reduction in cost of sales; and
*   when reuse solvents are ultimately sold to a purchaser, any resulting difference between inventory value and selling price is also recorded in cost of sales.
Additionally, please tell us and revise future filings to disclose the impact of reuse solvents on your results of operations during each period presented.

Note 13 – Commitments and Contingencies, page 61

6.      You disclosed that "the Company is not aware of any such item which it expects to have a material adverse affect on its financial position."  Please tell us, and revise future filings to clarify, whether your assessment of materiality concerning litigation also extends to your results of operations and cash flows.

Form 10-Q for the Fiscal Quarter Ended March 27, 2010

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15
Financial Condition – Liquidity and Capital Resources, page 19

7.      Please revise future filings to discuss how much you intend to spend during the remainder
        of fiscal 2010 and during the next twelve months to construct the used oil re-refinery and
        disclose the anticipated source of such funding.  Please see Sections 501.03 and 501.13 of
        the Financial Reporting Codification for guidance.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11
Compensation Committee, page 11

8.      We note that Mr. Chalhoub participated in discussions regarding his own compensation
        only where the compensation committee requested his participation.  In future filings,
        please provide disclosure discussing such participation.

9.      In future filings, to the extent you set different components of compensation based in
        whole or in part upon benchmarks to a peer group, please disclose those benchmarks as
        well as where and why actual payouts fell as compared to those parameters.

Components of Executive Compensation, page 12
Cash Bonus, page 12

10.     With respect to the personal objectives for each of the named executive officers, in
        accordance with Item 402(b)(2)(vii) of Regulation S-K, your disclosure should discuss in
        reasonable detail how the specific items of individual performance influence the
        compensation committee's decisions in arriving at specific compensation amounts.  In
        future filings, please describe the individual goals and performance objectives for each
        named executive officer.  If a named executive officer's personal performance is
        measured against pre-established personal goals or individual objectives, please disclose
        the objectives and describe how performance or non-performance impacted the
        committee's decision to award the personal objective component of the annual incentive
        bonus.  Please note that to the extent that the committee's decisions regarding a named
        executive officer's individual performance were based upon a subjective evaluation,
        please ensure to disclose each executive officer's personal objectives by also identifying
        the specific contributions made by each executive and contextualize those achievements
        for purposes of demonstrating how they resulted in specific compensation decisions.
        Although quantitative targets for subjective or qualitative assessments may not be
        required, you should provide insight of how qualitative inputs are translated into
        objective pay determinations.

11.     In future filings, please discuss in greater detail the exercise of discretion in the granting of bonuses.

<u>Long-Term Equity Compensation, page 13</u>

12.     For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,


John Cash
Accounting Branch Chief